UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF

THE SECURITIES EXCHANGE ACT OF 1934

Manning & Napier, Inc.

(Name of the Issuer)

Manning & Napier, Inc.

Manning & Napier Group, LLC

James Morrow

Callodine Group, LLC

Callodine Aggregator, LLC

Callodine MN Holdings, Inc.

Callodine Midco, Inc.

Callodine Merger Sub, Inc.

Callodine Merger Sub, LLC

Marc O. Mayer

(Names of Persons Filing Statement)

Class A Common Stock, par value $0.01 per share

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

56382Q102

(CUSIP Number of Class of Securities)

Manning & Napier, Inc. Manning & Napier Group, LLC 290 Woodcliff Drive Fairport, New York 14450 (585) 325-6880 Attn: Sarah Turner

James Morrow

Callodine Group, LLC

Callodine Aggregator, LLC

Callodine MN Holdings, Inc.

Callodine MidCo, Inc.

Callodine Merger Sub, Inc.

Callodine Merger Sub, LLC
Two International Place, Suite 1830
Boston, MA 02110
(617) 880-7480
Attn: Austin McClintock

Marc O. Mayer 290 Woodcliff Drive Fairport, New York 14450 (585) 325-6880

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to

Karen Dewis Stephen Ballas Sidley Austin LLP 1501 K Street, N.W. Washington, D.C. 20005 (212) 839-5300	Dennis Friedman Andrew Kaplan Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166 (212) 351-4000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this Transaction Statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule 13E-3” or “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, including Rule 13e-3, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) Manning & Napier, Inc. (the “Company”), a Delaware corporation and the issuer of the Class A common stock, par value $0.01 per share (the “Class A Common Stock”), and the Class B common stock, par value $0.01 per share (the “Class B Common Stock”, and together with the Class A Common Stock, the “Shares”), that is subject to the Rule 13e-3 transaction, (ii) Manning & Napier Group, LLC, a Delaware limited liability company (“Group LLC”) and a subsidiary of the Company, (iii) James Morrow, who is the managing member of Callodine Group, LLC, a Delaware limited liability company (“Callodine Group”), (iv) Callodine Group, (v) Callodine Aggregator, LLC, a Delaware limited liability company (“Callodine Aggregator”) controlled by Callodine Group, (vi) Callodine MN Holdings, Inc., a Delaware corporation (“TopCo”) controlled by and a subsidiary of Callodine Aggregator, (vii) Callodine Midco, Inc., a Delaware corporation (“Parent”) and a wholly-owned subsidiary of TopCo, (viii) Callodine Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Corp Merger Sub”), (ix) Callodine Merger Sub, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Corp Merger Sub (“LLC Merger Sub” and together with Corp Merger Sub, the “Merger Subs”), and (x) Marc O. Mayer, chief executive officer of the Company following the Company Merger (as defined below), which Company Merger occurred on October 21, 2022, and formerly chairman of the board of directors of the Company prior to the Merger. Mr. Morrow, Callodine Aggregator, TopCo, Parent and the Merger Subs are affiliates of Callodine Group, and are referred to collectively in this Transaction Statement as the “Callodine Persons”. The Callodine Persons, together with Mr. Mayer, are Filing Persons of this Transaction Statement, together with the Company and Group LLC, because the Callodine Persons may be deemed to be affiliates of the Company under SEC rules governing Rule 13e-3 “going-private” transactions.

On March 31, 2022, the Company, Group LLC, Parent and Merger Subs entered into an Agreement and Plan of Merger (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), which provides for, among other things, Corp Merger Sub to be merged with and into the Company (the “Company Merger”), with the Company surviving the Company Merger as a wholly owned subsidiary of Parent, LLC Merger Sub to be merged with and into Group LLC (the “LLC Merger” and together with the Company Merger, the “Mergers”), with Group LLC surviving such LLC Merger as a wholly owned subsidiary of the Company. The Mergers and Merger Agreement were approved by the managing member of Callodine Group, the board of directors of the Company (with Mr. Mayer recused) and the managing member and majority equityholder of Group LLC. Previously, the Company filed with the SEC a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act relating to a special meeting of the stockholders of the Company at which the stockholders of the Company were to consider and vote upon a proposal to approve and adopt the Merger Agreement. The adoption of the Merger Agreement was approved by the affirmative vote of the holders of a majority of the outstanding Shares, voting together as a single class on August 3, 2022. A copy of the Proxy Statement is attached hereto as Exhibit (a)(2)(i). A copy of the Merger Agreement was attached as Annex A to the Proxy Statement and is incorporated herein by reference.

Under the terms of the Merger Agreement, upon the completion of the Company Merger, which occurred on October 21, 2022, each Share, other than as provided below, was converted into the right to receive $12.85 in cash (the “Merger Consideration”), without interest and less applicable withholding taxes. The following Shares were not however be converted into the right to receive the Merger Consideration: (i) an aggregate of 906,939 shares of Class A Common Stock and options to purchase 500,000 shares of Class A Common Stock held by Mr. Mayer and certain other stockholders of the Company (each, a “Rollover Holder”) who, pursuant to the terms of rollover agreements with TopCo, exchanged such Shares and options for equity interests of TopCo subject to the terms and conditions of the rollover agreement; (ii) shares held by Parent or Merger Subs (or any of their respective subsidiaries) or in the treasury of the Company at the closing of the Company Merger; and (iii) shares held by a stockholder who properly exercises and perfects appraisal of his, her or its shares under Section 262 of the General Corporation Law of the State of Delaware, a copy of which was attached as Annex F to the Proxy Statement and incorporated herein by reference.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all appendices thereto, is incorporated in its entirety herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto.

Capitalized terms used but not defined in this Schedule 13E-3 shall have the respective meanings given to them in the Proxy Statement.

The information concerning a Filing Person contained in, or incorporated by reference into, this Schedule 13E-3 and the Proxy Statement was supplied by such Filing Person and by no other Filing Person. No Filing Person is responsible for the accuracy of any information supplied by any other Filing Person.

While each of the Filing Persons acknowledges that the Merger is a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any such Filing Person or its affiliate.

Amendment No. 3 is being filed to report the results and other relevant information of the transaction that is the subject of the Schedule 13E-3.

Item 1.	Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

Item 2.	Subject Company Information

(a) Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“PARTIES TO THE MERGERS – The Company”

(b) Securities. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“INFORMATION ABOUT THE SPECIAL MEETING – Record Date and Quorum”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Market Price of Shares and Dividends”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Security Ownership of Certain Beneficial Owners and Management”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Market Price of Shares and Dividends”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Market Price of Shares and Dividends”

(e) Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Prior Public Offerings”

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Certain Transactions in the Company Common Stock”

Item 3.	Identity and Background of Filing Person

(a) – (c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. Manning & Napier, Inc. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“PARTIES TO THE MERGERS”

“OTHER INTERESTED PARTIES IN THE MERGERS”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY”

Item 4.	Terms of the Transaction

(a)(1) Tender Offers. Not Applicable.

(a)(2) Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Background of the Mergers”

“SPECIAL FACTORS – Purpose and Reasons of the Company for the Merger; Recommendation of the Company; Fairness of the Company Merger”

“SPECIAL FACTORS – Position of the Callodine Filing Persons as to the Fairness of the Company Merger”

“SPECIAL FACTORS – Purposes and Reasons of the Callodine Filing Persons for the Company Merger”

“SPECIAL FACTORS – Position of the Rollover Holder as to the Fairness of the Company Merger”

“SPECIAL FACTORS – Purpose and Reasons of the Rollover Holder for the Company Merger”

“SPECIAL FACTORS – Plans for the Company After the Mergers”

“SPECIAL FACTORS – Certain Effects of the Mergers”

“SPECIAL FACTORS – Interests of Executive Officers and Directors of the Company in the Mergers”

“SPECIAL FACTORS – Material U.S. Federal Income Tax Consequences of the Company Merger”

“SPECIAL FACTORS – Financing of the Mergers”

“SPECIAL FACTORS – Accounting Treatment”

“INFORMATION ABOUT THE SPECIAL MEETING – Vote Required and Board Recommendation”

“THE MERGER AGREEMENT”

Annex A – Merger Agreement

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Plans for the Company After the Mergers”

“SPECIAL FACTORS – Certain Effects of the Mergers”

“SPECIAL FACTORS – Interests of Executive Officers and Directors of the Company in the Mergers”

“SPECIAL FACTORS – Support Agreement”

“SPECIAL FACTORS – Rollover Agreement”

“THE MERGER AGREEMENT – Treatment of Equity Compensation Awards”

“THE MERGER AGREEMENT – Employment and Employee Benefits Matters; Other Plans”

“MERGER-RELATED EXECUTIVE COMPENSATION ARRANGEMENTS (THE NON-BINDING NAMED EXECUTIVE OFFICER MERGER-RELATED COMPENSATION PROPOSAL – PROPOSAL 2)”

Annex A – Merger Agreement

Annex B – Support Agreements

Annex C – Rollover Agreement

On October 20, 2022, TopCo entered into rollover agreements with each of Paul J. Battaglia, Jr., chief financial officer of the Company, Christopher Briley, chief technology officer of the Company, Nicole Kingsley Brunner, chief marketing and strategy officer of the Company, Stacey Green, head of human resources of the Company, Aaron McGreevy, chief distribution officer of the Company, Scott Morabito, managing director of client service and business operations of the Company, and Sarah C. Turner, general counsel and corporate secretary of the Company (collectively, the “Additional Executive Rollover Investors”), each as a Rollover Holder, pursuant to which (i) Mr. Battaglia contributed, immediately prior to the consummation of the Company Merger, 5,500 shares of Company common stock, (ii) Mr. Briley contributed, immediately prior to the consummation of the Company Merger, 12,211 shares of Company common stock, (iii) Ms. Green contributed, immediately prior to the consummation of the Company Merger, 13,445 shares of Company common stock, (iv) Ms. Brunner contributed, immediately prior to the consummation of the Company Merger, 10,600 shares of Company common stock, (v) Mr. McGreevy contributed, immediately prior to the consummation of the Company Merger, 54,161 shares of Company common stock, (vi) Mr. Morabito contributed, immediately prior to the consummation of the Company Merger, 5,800 shares of Company common stock, and (vii) Ms. Turner contributed, immediately prior to the consummation of the Company Merger, 9,000 shares of Company common stock, in each case, to TopCo in exchange for equity interests in TopCo, subject to the terms and conditions of the applicable rollover agreement with TopCo. The Additional Executive Rollover Investors each also agreed not to transfer (prior to the Mergers) any of the shares of Company common stock that are subject to the rollover agreements.

In addition, each Additional Executive Rollover Investor entered into a stockholders agreement with TopCo that governs the rights and obligations of the Additional Executive Rollover Investors and the other equity holders of TopCo following consummation of the Mergers, including certain restrictions on transfers of the equity interests of TopCo and certain board designation rights (including the right of the Company’s chief executive officer to designate one member of TopCo’s board of directors), tag-along rights, drag-along rights, and liquidity rights with respect to the equity interests of TopCo.

In connection with the rollover agreement, each Additional Executive Rollover Investor other than Mr. Battaglia also entered into a rollover “bonus” opportunity letter agreement, which provides for either a cash payment or the issuance of additional shares of TopCo common stock, in TopCo’s sole discretion, to such Additional Executive Rollover Investor based on his or her continued post-closing ownership of TopCo equity. The amount is determined based on the percentage of equity that such Rollover Holder elected to rollover relative to his or her equity holdings at the time of the Company’s entry into the merger agreement, and any bonus payment will be made after three years following the closing of the Mergers, subject to such Rollover Holder’s continued employment and the amount of retained equity for such three-year term. Mr. Briley’s bonus opportunity can be valued at an amount up to 5% of the value of his rollover shares (as such, approximately $8,000 in value). Ms. Green’s bonus opportunity can be valued at an amount up to 15% of the value of her rollover shares (as such, approximately $26,000 in value). Ms. Brunner’s bonus opportunity can be valued at an amount up to 10% of the value of her rollover shares (as such, approximately $13,500 in value). Mr. McGreevy’s bonus opportunity can be valued at an amount up to 10% of the value of his rollover shares (as such, approximately $69,500 in value). Mr. Morabito’s bonus opportunity can be valued at an amount up to 10% of the value of his rollover shares (as such, approximately $7,500 in value). And, Ms. Turner’s bonus opportunity can be valued at an amount up to 5% of the value of her rollover shares (as such, approximately $6,000 in value).

The foregoing description of the rollover agreements does not purport to be complete and is qualified in its entirety by reference to the complete text of the rollover agreements, copies of which are attached exhibits to this Schedule 13E-3 and which are incorporated by reference in this Schedule 13E-3 in their entirety.

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Appraisal Rights”

“THE MERGER AGREEMENT – Considerations to Be Received in the Merger – Dissenting Shares”

Annex A – Merger Agreement

Annex F – Section 262 of the General Corporation Law of the State of Delaware

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Purpose and Reasons of the Company for the Merger; Recommendation of the Company; Fairness of the Company Merger”

“SPECIAL FACTORS – Provisions for Unaffiliated Stockholders”

(f) Eligibility for Listing or Trading. Not Applicable.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Background of the Mergers”

“SPECIAL FACTORS – Interests of Executive Officers and Directors of the Company in the Mergers”

“THE MERGER AGREEMENT”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Certain Transactions in the Company Common Stock”

“WHERE YOU CAN FIND MORE INFORMATION”

Annex A – Merger Agreement

(b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Background of the Mergers”

“SPECIAL FACTORS – Plans for the Company After the Mergers”

“SPECIAL FACTORS – Certain Effects of the Mergers”

“SPECIAL FACTORS – Interests of Executive Officers and Directors of the Company in the Mergers”

“SPECIAL FACTORS – Financing of the Mergers”

“SPECIAL FACTORS – Limited Guarantee”

“SPECIAL FACTORS – Support Agreements”

“SPECIAL FACTORS – Rollover Agreement”

“THE MERGER AGREEMENT”

“MERGER-RELATED EXECUTIVE COMPENSATION ARRANGEMENTS (THE NON-BINDING NAMED EXECUTIVE OFFICER MERGER-RELATED COMPENSATION PROPOSAL – PROPOSAL 2)”

Annex A – Merger Agreement

Annex B – Support Agreements

Annex C – Rollover Agreement

On October 20, 2022, TopCo entered into rollover agreements with each of the Additional Executive Rollover Investors, as a Rollover Holder, pursuant to which (i) Mr. Battaglia contributed, immediately prior to the consummation of the Company Merger, 5,500 shares of Company common stock, (ii) Mr. Briley contributed, immediately prior to the consummation of the Company Merger, 12,211 shares of Company common stock, (iii) Ms. Green contributed, immediately prior to the consummation of the Company Merger, 13,445 shares of Company common stock, (iv) Ms. Brunner contributed, immediately prior to the consummation of the Company Merger, 10,600 shares of Company common stock, (v) Mr. McGreevy contributed, immediately prior to the consummation of the Company Merger, 54,161 shares of Company common stock, (vi) Mr. Morabito contributed, immediately prior to the consummation of the Company Merger, 5,800 shares of Company common stock, and (vii) Ms. Turner contributed, immediately prior to the consummation of the Company Merger, 9,000 shares of Company common stock, in each case, to TopCo in exchange for equity interests in TopCo, subject to the terms and conditions of the applicable rollover agreement with TopCo. The Additional Executive Rollover Investors each also agreed not to transfer (prior to the Mergers) any of the shares of Company common stock that are subject to the rollover agreements.

In addition, each Additional Executive Rollover Investor entered into a stockholders agreement with TopCo that governs the rights and obligations of the Additional Executive Rollover Investors and the other equity holders of TopCo following consummation of the Mergers, including certain restrictions on transfers of the equity interests of TopCo and certain board designation rights (including the right of the Company’s chief executive officer to designate one member of TopCo’s board of directors), tag-along rights, drag-along rights, and liquidity rights with respect to the equity interests of TopCo.

In connection with the rollover agreement, each Additional Executive Rollover Investor other than Mr. Battaglia also entered into a rollover “bonus” opportunity letter agreement which provides for either a cash payment or the issuance of additional shares of TopCo common stock, in TopCo’s sole discretion, to such Additional Executive Rollover Investor based on his or her continued post-closing ownership of TopCo equity. The amount is determined based on the percentage of equity that such Rollover Holder elected to rollover relative to his or her equity holdings at the time of the Company’s entry into the merger agreement, and any bonus payment will be made after three years following the closing of the Mergers, subject to such Rollover Holder’s continued employment and the amount of retained equity for such three-year term. Mr. Briley’s bonus opportunity can be valued at an amount up to 5% of the value of his rollover shares (as such, approximately $8,000 in value). Ms. Green’s bonus opportunity can be valued at an amount up to 15%

of the value of her rollover shares (as such, approximately $26,000 in value). Ms. Brunner’s bonus opportunity can be valued at an amount up to 10% of the value of her rollover shares (as such, approximately $13,500 in value). Mr. McGreevy’s bonus opportunity can be valued at an amount up to 10% of the value of his rollover shares (as such, approximately $69,500 in value). Mr. Morabito’s bonus opportunity can be valued at an amount up to 10% of the value of his rollover shares (as such, approximately $7,500 in value). And, Ms. Turner’s bonus opportunity can be valued at an amount up to 5% of the value of her rollover shares (as such, approximately $6,000 in value).

The foregoing description of the rollover agreements does not purport to be complete and is qualified in its entirety by reference to the complete text of the rollover agreements, copies of which are attached exhibits to this Schedule 13E-3 and which are incorporated by reference in this Schedule 13E-3 in their entirety.

(c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Background of the Mergers”

“SPECIAL FACTORS – Interests of Executive Officers and Directors of the Company in the Mergers”

“MERGER-RELATED EXECUTIVE COMPENSATION ARRANGEMENTS (THE NON-BINDING NAMED EXECUTIVE OFFICER MERGER-RELATED COMPENSATION PROPOSAL – PROPOSAL 2)”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Background of the Mergers”

“SPECIAL FACTORS – Plans for the Company After the Mergers”

“SPECIAL FACTORS – Certain Effects of the Mergers”

“SPECIAL FACTORS – Interests of Executive Officers and Directors of the Company in the Mergers”

“SPECIAL FACTORS – Intent of the Directors and Executive Officers to Vote in Favor of the Company Merger”

“SPECIAL FACTORS – Financing of the Mergers”

“SPECIAL FACTORS – Limited Guarantee”

“SPECIAL FACTORS – Support Agreements”

“SPECIAL FACTORS – Rollover Agreement”

“THE MERGER AGREEMENT”

“MERGER-RELATED EXECUTIVE COMPENSATION ARRANGEMENTS (THE NON-BINDING NAMED EXECUTIVE OFFICER MERGER-RELATED COMPENSATION PROPOSAL – PROPOSAL 2)”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Certain Transactions in the Company Common Stock”

“WHERE YOU CAN FIND MORE INFORMATION”

Annex A – Merger Agreement

Annex B – Support Agreements

Annex C – Rollover Agreement

On October 20, 2022, TopCo entered into rollover agreements with each of the Additional Executive Rollover Investors, as a Rollover Holder, pursuant to which (i) Mr. Battaglia contributed, immediately prior to the consummation of the Company Merger, 5,500 shares of Company common stock, (ii) Mr. Briley contributed, immediately prior to the consummation of the Company Merger, 12,211 shares of Company common stock, (iii) Ms. Green contributed, immediately prior to the consummation of the Company Merger, 13,445 shares of Company common stock, (iv) Ms. Brunner contributed, immediately prior to the consummation of the Company Merger, 10,600 shares of Company common stock, (v) Mr. McGreevy contributed, immediately prior to the consummation of the Company Merger, 54,161 shares of Company common stock, (vi) Mr. Morabito contributed, immediately prior to the consummation of the Company Merger, 5,800 shares of Company common stock, and (vii) Ms. Turner contributed, immediately prior to the consummation of the Company Merger, 9,000 shares of Company common stock, in each case, to TopCo in exchange for equity interests in TopCo, subject to the terms and conditions of the applicable rollover agreement with TopCo. The Additional Executive Rollover Investors each also agreed not to transfer (prior to the Mergers) any of the shares of Company common stock that are subject to the rollover agreements.

In addition, each Additional Executive Rollover Investor entered into a stockholders agreement with TopCo that governs the rights and obligations of the Additional Executive Rollover Investors and the other equity holders of TopCo following consummation of the Mergers, including certain restrictions on transfers of the equity interests of TopCo and certain board designation rights (including the right of the Company’s chief executive officer to designate one member of TopCo’s board of directors), tag-along rights, drag-along rights, and liquidity rights with respect to the equity interests of TopCo.

In connection with the rollover agreement, each Additional Executive Rollover Investor other than Mr. Battaglia also entered into a rollover “bonus” opportunity letter agreement which provides for either a cash payment or the issuance of additional shares of TopCo common stock, in TopCo’s sole discretion, to such Additional Executive Rollover Investor based on his or her continued post-closing ownership of TopCo equity. The amount is determined based on the percentage of equity that such Rollover Holder elected to rollover relative to his or her equity holdings at the time of the Company’s entry into the merger agreement, and any bonus payment will be made after three years following the closing of the Mergers, subject to such Rollover Holder’s continued employment and the amount of retained equity for such three-year term. Mr. Briley’s bonus opportunity can be valued at an amount up to 5% of the value of his rollover shares (as such, approximately $8,000 in value). Ms. Green’s bonus opportunity can be valued at an amount up to 15% of the value of her rollover shares (as such, approximately $26,000 in value). Ms. Brunner’s bonus opportunity can be valued at an amount up to 10% of the value of her rollover shares (as such, approximately $13,500 in value). Mr. McGreevy’s bonus opportunity can be valued at an amount up to 10% of the value of his rollover shares (as such, approximately $69,500 in value). Mr. Morabito’s bonus opportunity can be valued at an amount up to 10% of the value of his rollover shares (as such, approximately $7,500 in value). And, Ms. Turner’s bonus opportunity can be valued at an amount up to 5% of the value of her rollover shares (as such, approximately $6,000 in value).

The foregoing description of the rollover agreements does not purport to be complete and is qualified in its entirety by reference to the complete text of the rollover agreements, copies of which are attached exhibits to this Schedule 13E-3 and which are incorporated by reference in this Schedule 13E-3 in their entirety.

Item 6.	Purposes of the Transaction and Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Plans for the Company After the Mergers”

“SPECIAL FACTORS – Certain Effects of the Mergers”

“SPECIAL FACTORS – Payment of Merger Consideration” “THE MERGER AGREEMENT”

“DELISTING AND DEREGISTRATION OF COMMON STOCK”

Annex A – Merger Agreement

(c)(1) – (8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Background of the Mergers”

“SPECIAL FACTORS – Purpose and Reasons of the Company for the Company Merger; Recommendation of the Company; Fairness of the Company Merger”

“SPECIAL FACTORS – Position of the Callodine Filing Persons as to the Fairness of the Company Merger”

“SPECIAL FACTORS – Purposes and Reasons of the Callodine Filing Persons for the Company Merger”

“SPECIAL FACTORS – Position of the Rollover Holder as to the Fairness of the Company Merger”

“SPECIAL FACTORS – Plans for the Company After the Mergers”

“SPECIAL FACTORS – Certain Effects of the Mergers”

“SPECIAL FACTORS – Interests of Executive Officers and Directors of the Company in the Mergers”

“SPECIAL FACTORS – Intent of the Directors and Executive Officers to Vote in Favor of the Company Merger”

“SPECIAL FACTORS – Financing of the Mergers”

“SPECIAL FACTORS – Limited Guarantee”

“SPECIAL FACTORS – Support Agreements”

“SPECIAL FACTORS – Rollover Agreement”

“THE MERGER AGREEMENT”

“INFORMATION ABOUT THE SPECIAL MEETING”

“MERGER-RELATED EXECUTIVE COMPENSATION ARRANGEMENTS (THE NON-BINDING NAMED EXECUTIVE OFFICER “MERGER-RELATED COMPENSATION PROPOSAL – PROPOSAL 2)”

“DELISTING AND DEREGISTRATION OF COMMON STOCK”

Annex A – Merger Agreement

Annex B – Support Agreements

Annex C – Rollover Agreement

On October 20, 2022, TopCo entered into rollover agreements with each of the Additional Executive Rollover Investors, as a Rollover Holder, pursuant to which (i) Mr. Battaglia contributed, immediately prior to the consummation of the Company Merger, 5,500 shares of Company common stock, (ii) Mr. Briley contributed, immediately prior to the consummation of the Company Merger, 12,211 shares of Company common stock, (iii) Ms. Green contributed, immediately prior to the consummation of the Company Merger, 13,445 shares of Company common stock, (iv) Ms. Brunner contributed, immediately prior to the consummation of the Company Merger, 10,600 shares of Company common stock, (v) Mr. McGreevy contributed, immediately prior to the consummation of the Company Merger, 54,161 shares of Company common stock, (vi) Mr. Morabito contributed, immediately prior to the consummation of the Company Merger, 5,800 shares of Company common stock, and (vii) Ms. Turner contributed, immediately prior to the consummation of the Company Merger, 9,000 shares of Company common stock, in each case, to TopCo in exchange for equity interests in TopCo, subject to the terms and conditions of the applicable rollover agreement with TopCo. The Additional Executive Rollover Investors each also agreed not to transfer (prior to the Mergers) any of the shares of Company common stock that are subject to the rollover agreements.

In addition, each Additional Executive Rollover Investor entered into a stockholders agreement with TopCo that governs the rights and obligations of the Additional Executive Rollover Investors and the other equity holders of TopCo following consummation of the Mergers, including certain restrictions on transfers of the equity interests of TopCo and certain board designation rights (including the right of the Company’s chief executive officer to designate one member of TopCo’s board of directors), tag-along rights, drag-along rights, and liquidity rights with respect to the equity interests of TopCo.

In connection with the rollover agreement, each Additional Executive Rollover Investor other than Mr. Battaglia also entered into a rollover “bonus” opportunity letter agreement which provides for either a cash payment or the issuance of additional shares of TopCo common stock, in TopCo’s sole discretion, to such Additional Executive Rollover Investor based on his or her continued post-closing ownership of TopCo equity. The amount is determined based on the percentage of equity that such Rollover Holder elected to rollover relative to his or her equity holdings at the time of the Company’s entry into the merger agreement, and any bonus payment will be made after three years following the closing of the Mergers, subject to such Rollover Holder’s continued employment and the amount of retained equity for such three-year term. Mr. Briley’s bonus opportunity can be valued at an amount up to 5% of the value of his rollover shares (as such, approximately $8,000 in value). Ms. Green’s bonus opportunity can be valued at an amount up to 15% of the value of her rollover shares (as such, approximately $26,000 in value). Ms. Brunner’s bonus opportunity can be valued at an amount up to 10% of the value of her rollover shares (as such, approximately $13,500 in value). Mr. McGreevy’s bonus opportunity can be valued at an amount up to 10% of the value of his rollover shares (as such, approximately $69,500 in value). Mr. Morabito’s bonus opportunity can be valued at an amount up to 10% of the value of his rollover shares (as such, approximately $7,500 in value). And, Ms. Turner’s bonus opportunity can be valued at an amount up to 5% of the value of her rollover shares (as such, approximately $6,000 in value).

The foregoing description of the rollover agreements does not purport to be complete and is qualified in its entirety by reference to the complete text of the rollover agreements, copies of which are attached exhibits to this Schedule 13E-3 and which are incorporated by reference in this Schedule 13E-3 in their entirety.

Item 7.	Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Background of the Mergers”

“SPECIAL FACTORS – Purpose and Reasons of the Company for the Company Merger; Recommendation of the Company; Fairness of the Company Merger”

“SPECIAL FACTORS – Position of the Callodine Filing Persons as to the Fairness of the Company Merger”

“SPECIAL FACTORS – Purposes and Reasons of the Callodine Filing Persons for the Company Merger”

“SPECIAL FACTORS – Position of the Rollover Holder as to the Fairness of the Company Merger”

“SPECIAL FACTORS – Purposes and Reasons of the Rollover Holder for the Company Merger”

“SPECIAL FACTORS – Plans for the Company After the Mergers”

“SPECIAL FACTORS – Certain Effects of the Mergers”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Background of the Mergers”

“SPECIAL FACTORS – Purpose and Reasons of the Company for the Company Merger; Recommendation of the Company; Fairness of the Company Merger”

“SPECIAL FACTORS – Position of the Callodine Filing Persons as to the Fairness of the Company Merger”

“SPECIAL FACTORS – Position of the Rollover Holder as to the Fairness of the Company Merger”

“SPECIAL FACTORS – Purposes and Reasons of the Rollover Holder for the Company Merger”

“SPECIAL FACTORS – Certain Effects on the Company if the Mergers are Not Completed”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Background of the Mergers”

“SPECIAL FACTORS – Purpose and Reasons of the Company for the Company Merger; Recommendation of the Company; Fairness of the Company Merger”

“SPECIAL FACTORS – Opinion of the Company’s Financial Advisor”

“SPECIAL FACTORS – Position of the Callodine Filing Persons as to the Fairness of the Company Merger”

“SPECIAL FACTORS – Position of the Rollover Holder as to the Fairness of the Company Merger”

“SPECIAL FACTORS – Purposes and Reasons of the Rollover Holder for the Company Merger”

“SPECIAL FACTORS – Plans for the Company After the Mergers”

“SPECIAL FACTORS – Certain Effects of the Mergers”

Annex D – Opinion of the Company’s Financial Advisor

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Background of the Mergers”

“SPECIAL FACTORS – Purpose and Reasons of the Company for the Company Merger; Recommendation of the Company; Fairness of the Company Merger”

“SPECIAL FACTORS – Position of the Callodine Filing Persons as to the Fairness of the Company Merger”

“SPECIAL FACTORS – Purposes and Reasons of the Callodine Filing Persons for the Company Merger”

“SPECIAL FACTORS – Position of the Rollover Holder as to the Fairness of the Company Merger”

“SPECIAL FACTORS – Purposes and Reasons of the Rollover Holder for the Company Merger”

“SPECIAL FACTORS – Plans for the Company After the Mergers”

“SPECIAL FACTORS – Certain Effects of the Mergers”

“SPECIAL FACTORS – Certain Effects on the Company if the Mergers are Not Completed”

“SPECIAL FACTORS – Interests of Executive Officers and Directors of the Company in the Mergers”

“SPECIAL FACTORS – Material U.S. Federal Income Tax Consequences of the Company Merger”

“SPECIAL FACTORS – Fees and Expenses”

“SPECIAL FACTORS – Accounting Treatment”

“SPECIAL FACTORS – Payment of Merger Consideration”

“THE MERGER AGREEMENT – The Mergers”

“THE MERGER AGREEMENT – Consideration to Be Received in the Mergers ”

“THE MERGER AGREEMENT – Treatment of Equity Compensation Awards”

“THE MERGER AGREEMENT – Consideration to Be Received in the Mergers – Dissenting Shares”

“DELISTING AND DEREGISTRATION OF COMMON STOCK”

“THE MERGER AGREEMENT – Employment and Employee Benefits Matters; Other Plans”

“THE MERGER AGREEMENT – Indemnification, Exculpation and Insurance ”

“MERGER-RELATED EXECUTIVE COMPENSATION ARRANGEMENTS (THE NON-BINDING NAMED EXECUTIVE OFFICER MERGER-RELATED COMPENSATION PROPOSAL – PROPOSAL 2)”

“DELISTING AND DEREGISTRATION OF COMMON STOCK”

Annex A – Merger Agreement

Item 8.	Fairness of the Transaction

(a), (b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Background of the Mergers”

“SPECIAL FACTORS – Purpose and Reasons of the Company for the Company Merger; Recommendation of the Company; Fairness of the Company Merger”

“SPECIAL FACTORS – Opinion of the Company’s Financial Advisor”

“SPECIAL FACTORS – Position of the Callodine Filing Persons as to the Fairness of the Company Merger”

“SPECIAL FACTORS – Position of the Rollover Holder as to the Fairness of the Company Merger”

“SPECIAL FACTORS – Interests of Executive Officers and Directors of the Company in the Mergers”

“THE MERGER AGREEMENT – Indemnification, Exculpation and Insurance ”

Annex D – Opinion of the Company’s Financial Advisor

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“THE MERGER AGREEMENT – Conditions to Completion of the Mergers”

“INFORMATION ABOUT THE SPECIAL MEETING – Record Date and Quorum”

“INFORMATION ABOUT THE SPECIAL MEETING – Vote Required and Board Recommendation”

“INFORMATION ABOUT THE SPECIAL MEETING – How to Vote”

“INFORMATION ABOUT THE SPECIAL MEETING – Revocation of Proxies”

“THE MERGER (THE MERGER PROPOSAL – PROPOSAL 1)”

Annex A – Merger Agreement

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Background of the Mergers”

“SPECIAL FACTORS – Purpose and Reasons of the Company for the Company Merger; Recommendation of the Company; Fairness of the Company Merger”

“SPECIAL FACTORS – Opinion of the Company’s Financial Advisor”

“SPECIAL FACTORS – Provisions for Unaffiliated Stockholders”

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Background of the Mergers”

“SPECIAL FACTORS – Purpose and Reasons of the Company for the Company Merger; Recommendation of the Company; Fairness of the Company Merger”

“SPECIAL FACTORS – Intent of the Directors and Executive Officers to Vote in Favor of the Company Merger”

“INFORMATION ABOUT THE SPECIAL MEETING – Recommendation of the Company Board”

“INFORMATION ABOUT THE SPECIAL MEETING – Voting Intentions of the Company’s Directors and Executive Officers”

“THE MERGER (THE MERGER PROPOSAL – PROPOSAL 1) – Vote Recommendation”

(f) Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Background of the Mergers”

“SPECIAL FACTORS – Purpose and Reasons of the Company for the Company Merger; Recommendation of the Company; Fairness of the Company Merger”

“THE MERGER AGREEMENT – No Solicitation”

Annex A – Merger Agreement

Item 9.	Reports, Opinions, Appraisals and Negotiations

(a) – (c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference.

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Background of the Mergers”

“SPECIAL FACTORS – Purpose and Reasons of the Company for the Company Merger; Recommendation of the Company; Fairness of the Company Merger”

“SPECIAL FACTORS – Opinion of the Company’s Financial Advisor”

“SPECIAL FACTORS – Position of the Callodine Filing Persons as to the Fairness of the Company Merger”

“SPECIAL FACTORS – Position of the Rollover Holder as to the Fairness of the Company Merger”

“WHERE YOU CAN FIND MORE INFORMATION”

Annex D – Opinion of the Company’s Financial Advisor

The Discussion Materials dated December 31, 2021 and March 18, 2022 and the Fairness Opinion Presentation Materials dated March 31, 2022, each prepared by PJT Partners LP and reviewed by the Company Board as (defined in the Proxy Statement) are attached hereto as Exhibits (c)(ii), (c)(iii) and (c)(iv) and are incorporated by reference herein.

Item 10.	Source and Amount of Funds or Other Consideration

(a), (b) Source of Funds; Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Financing of the Mergers”

“SPECIAL FACTORS – Limited Guarantee”

“THE MERGER AGREEMENT – Effective Time of the Mergers”

“THE MERGER AGREEMENT – Conduct of Business Pending the Mergers”

“THE MERGER AGREEMENT – Conditions to Completion of the Mergers”

Annex A – Merger Agreement

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Fees and Expenses”

“THE MERGER AGREEMENT – Termination of the Merger Agreement”

“THE MERGER AGREEMENT – Termination Fees and Expenses”

“INFORMATION ABOUT THE SPECIAL MEETING – Solicitation of Proxies; Payment of Solicitation Expenses”

Annex A – Merger Agreement

(d) Borrowed Funds.

“SPECIAL FACTORS – Financing of the Mergers”

Item 11.	Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Interests of Executive Officers and Directors of the Company in the Mergers”

“SPECIAL FACTORS – Support Agreements”

“INFORMATION ABOUT THE SPECIAL MEETING – Record Date and Quorum”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Security Ownership of Certain Beneficial Owners and Management”

Annex B – Support Agreements

(b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Background of the Mergers”

“SPECIAL FACTORS – Interests of Executive Officers and Directors of the Company in the Mergers”

“SPECIAL FACTORS – Support Agreements”

“SPECIAL FACTORS – Rollover Agreement”

“THE MERGER AGREEMENT”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Certain Transactions in the Company Common Stock”

Annex A – Merger Agreement

Annex B – Support Agreements

Annex C – Rollover Agreement

On October 20, 2022, TopCo entered into rollover agreements with each of the Additional Executive Rollover Investors, as a Rollover Holder, pursuant to which (i) Mr. Battaglia contributed, immediately prior to the consummation of the Company Merger, 5,500 shares of Company common stock, (ii) Mr. Briley contributed, immediately prior to the consummation of the Company Merger, 12,211 shares of Company common stock, (iii) Ms. Green contributed, immediately prior to the consummation of the Company Merger, 13,445 shares of Company common stock, (iv) Ms. Brunner contributed, immediately prior to the consummation of the Company Merger, 10,600 shares of Company common stock, (v) Mr. McGreevy contributed, immediately prior to the consummation of the Company Merger, 54,161 shares of Company common stock, (vi) Mr. Morabito contributed, immediately prior to the consummation of the Company Merger, 5,800 shares of Company common stock, and (vii) Ms. Turner contributed, immediately prior to the consummation of the Company Merger, 9,000 shares of Company common stock, in each case, to TopCo in exchange for equity interests in TopCo, subject to the terms and conditions of the applicable rollover agreement with TopCo. The Additional Executive Rollover Investors each also agreed not to transfer (prior to the Mergers) any of the shares of Company common stock that are subject to the rollover agreements.

In addition, each Additional Executive Rollover Investor entered into a stockholders agreement with TopCo that governs the rights and obligations of the Additional Executive Rollover Investors and the other equity holders of TopCo following consummation of the Mergers, including certain restrictions on transfers of the equity interests of TopCo and certain board designation rights (including the right of the Company’s chief executive officer to designate one member of TopCo’s board of directors), tag-along rights, drag-along rights, and liquidity rights with respect to the equity interests of TopCo.

In connection with the rollover agreement, each Additional Executive Rollover Investor other than Mr. Battaglia also entered into a rollover “bonus” opportunity letter agreement which provides for either a cash payment or the issuance of additional shares of TopCo common stock, in TopCo’s sole discretion, to such Additional Executive Rollover Investor based on his or her continued post-closing ownership of TopCo equity. The amount is determined based on the percentage of equity that such Rollover Holder elected to rollover relative to his or her equity holdings at the time of the Company’s entry into the merger agreement, and any bonus payment will be made after three years following the closing of the Mergers, subject to such Rollover Holder’s continued employment and the amount of retained equity for such three-year term. Mr. Briley’s bonus opportunity can be valued at an amount up to 5% of the value of his rollover shares (as such, approximately $8,000 in value). Ms. Green’s bonus opportunity can be valued at an amount up to 15% of the value of her rollover shares (as such, approximately $26,000 in value). Ms. Brunner’s bonus opportunity can be valued at an amount up to 10% of the value of her rollover shares (as such, approximately $13,500 in value). Mr. McGreevy’s bonus opportunity can be valued at an amount up to 10% of the value of his rollover shares (as such, approximately $69,500 in value). Mr. Morabito’s bonus opportunity can be valued at an amount up to 10% of the value of his rollover shares (as such, approximately $7,500 in value). And, Ms. Turner’s bonus opportunity can be valued at an amount up to 5% of the value of her rollover shares (as such, approximately $6,000 in value).

The foregoing description of the rollover agreements does not purport to be complete and is qualified in its entirety by reference to the complete text of the rollover agreements, copies of which are attached exhibits to this Schedule 13E-3 and which are incorporated by reference in this Schedule 13E-3 in their entirety.

Item 12.	The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Background of the Mergers”

“SPECIAL FACTORS – Purpose and Reasons of the Company for the Company Merger; Recommendation of the Company; Fairness of the Company Merger”

“SPECIAL FACTORS – Interests of Executive Officers and Directors of the Company in the Mergers”

“SPECIAL FACTORS – Intent of the Directors and Executive Officers to Vote in Favor of the Company Merger”

“SPECIAL FACTORS – Support Agreements”

“INFORMATION ABOUT THE SPECIAL MEETING – Recommendation of the Company Board”

“INFORMATION ABOUT THE SPECIAL MEETING – Voting Intentions of the Company’s Directors and Executive Officers”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Security Ownership of Certain Beneficial Owners and Management”

Annex B – Support Agreements

(e) Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Background of the Mergers”

“SPECIAL FACTORS – Purpose and Reasons of the Company for the Company Merger; Recommendation of the Company; Fairness of the Company Merger”

“SPECIAL FACTORS – Position of the Callodine Filing Persons as to the Fairness of the Company Merger”

“SPECIAL FACTORS – Purposes and Reasons of the Callodine Filing Persons for the Company Merger”

“SPECIAL FACTORS – Position of the Rollover Holder as to the Fairness of the Company Merger”

“SPECIAL FACTORS – Purposes and Reasons of the Rollover Holder for the Company Merger”

“INFORMATION ABOUT THE SPECIAL MEETING – Recommendation of the Company Board”

Item 13.	Financial Statements

(a) Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Selected Historical Consolidated Financial Data”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Ratio of Earnings to Fixed Charges”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Book Value per Share”

“WHERE YOU CAN FIND MORE INFORMATION”

(b) Pro Forma Information. Not Applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Background of the Mergers”

“SPECIAL FACTORS – Purpose and Reasons of the Company for the Company Merger; Recommendation of the Company; Fairness of the Company Merger”

“SPECIAL FACTORS – Fees and Expenses”

“INFORMATION ABOUT THE SPECIAL MEETING – Solicitation of Proxies; Payment of Solicitation Expenses”

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Background of the Mergers”

“SPECIAL FACTORS – Purpose and Reasons of the Company for the Company Merger; Recommendation of the Company; Fairness of the Company Merger”

“INFORMATION ABOUT THE SPECIAL MEETING”

“INFORMATION ABOUT THE SPECIAL MEETING – Solicitation of Proxies; Payment of Solicitation Expenses”

Item 15.	Additional Information

(b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTOR – Interests of Executive Officers and Directors of the Company in the Mergers”

“SPECIAL FACTORS – Certain Effects of the Mergers”

“THE MERGER AGREEMENT”

“MERGER-RELATED EXECUTIVE COMPENSATION ARRANGEMENTS (THE NON-BINDING NAMED EXECUTIVE OFFICER MERGER-RELATED COMPENSATION PROPOSAL – PROPOSAL 2)”

Annex A – Merger Agreement

(c) Other Material Information. The entirety of the Proxy Statement, including all appendices thereto, is incorporated herein by reference.

On October 21, 2022, pursuant to the terms of the Merger Agreement, the Company Merger was effected, with Corp Merger Sub being merged with and into the Company and the Company surviving as a wholly-owned subsidiary of Parent. Upon the effective time of the Company Merger (the “Company Merger Effective Time”), each share of Class A common stock of the Company, par value $0.01 per share (the “Class A Stock”) and each share of Class B common stock of the Company, par value $0.01 per share (the “Class B Stock” and together with the Class A Stock, the “Shares”), other than (x) dissenting Shares, (y) Shares owned by Parent or held in the treasury of the Company and (z) Shares owned by holders that are party to a rollover agreement with TopCo and that are designated in such agreement as “Rollover Shares” (such Shares, the “Rollover Shares”), was converted into the right to receive $12.85 in cash, without interest, and subject to deduction for any required withholding tax (the “Merger Consideration”).

At the Company Merger Effective Time, each outstanding award of restricted stock units (each, a “Company RSU”) to purchase Shares was cancelled and replaced with a restricted stock unit award (a “TopCo RSU”) with respect to a number of shares of common stock of TopCo that is equal to the number of Shares that were subject to such cancelled Company RSU. The replacement TopCo RSUs shall be settled upon vesting in a combination of cash and/or shares of TopCo common stock (with the mix of cash and shares determined by Parent in its sole discretion) valued in the aggregate at (x) the number of shares of TopCo common stock underlying such TopCo RSU multiplied by (y) the Merger Consideration, with shares of TopCo common stock valued for such purpose at the then prevailing Book Value Per Share (as defined in the Merger Agreement) at the time of such settlement.

At the Company Merger Effective Time, each outstanding option to purchase Shares of Class A Stock was cancelled without consideration, except for certain options to be converted into options of TopCo at closing pursuant to the terms of the rollover agreements (as previously described).

In connection with the consummation of the Mergers, on October 21, 2022, the Company submitted a written request to the New York Stock Exchange (“NYSE”) for the NYSE to cease trading of the Class A Stock on the NYSE and to suspend the listing of the Class A Stock, in each case prior to market open on October 21, 2022, and to file with the SEC an application on Form 25 to delist the Class A Stock from the NYSE and deregister the Class A Stock under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The NYSE filed the Form 25 with the SEC on October 21, 2022, and such deregistration will automatically occur on November 1, 2022.

The Company intends to file with the SEC (on November 1, 2022, following the deregistration pursuant to Form 25) a certification on Form 15 with respect to the Class A Stock requesting the deregistration of the Class A Stock under Section 12(g) of the Exchange Act and the suspension of the Company’s reporting obligations under Sections 13 and 15(d) of the Exchange Act. If filed, this Form 15 deregistration will automatically occur on the same date that the Company files the Form 15.

Upon the Company Merger Effective Time, each issued and outstanding share of Class A Stock (except as described above) was cancelled and ceased to exist, and holders of Class A Stock immediately prior to such effective time ceased to have any rights as shareholders of the Company (other than their right to receive $12.85 per share in cash pursuant to the Merger Agreement).

Item 16.	Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(2)(i)*	Definitive Proxy Statement of Manning & Napier, Inc. (incorporated herein by reference to the Schedule 14A filed concurrently with the SEC) (the “Proxy Statement”).

(a)(2)(ii)*	Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).

(a)(2)(iii)*	Letter to Stockholders (included in the Proxy Statement and incorporated herein by reference).

Exhibit No.	Description

(a)(2)(iv)*	Notice of Special Meeting of Stockholders (included in the Proxy Statement and incorporated herein by reference).

(a)(2)(v)*	Form 8-K, filed on April 1, 2022 and incorporated herein by reference (the “Form 8-K”).

(a)(2)(vi)*	Notice to Clients (included in the Form 8-K and incorporated herein by reference).

(a)(2)(vii)*	Notice to Exeter Trust Board (included in the Form 8-K and incorporated herein by reference).

(a)(2)(viii)*	Frequently Asked Questions (included in the Form 8-K and incorporated herein by reference).

(a)(2)(ix)*	Notice to Employees (included in the Form 8-K and incorporated herein by reference).

(a)(2)(x)*	Employee FAQ (included in the Form 8-K and incorporated herein by reference).

(a)(2)(xi)*	Notice to Clients (included in the Form 8-K and incorporated herein by reference).

(a)(2)(xii)*	Notice to Advisors (included in the Form 8-K and incorporated herein by reference).

(a)(2)(xiii)*	Notice to Fund Board Material (included in the Form 8-K and incorporated herein by reference).

(b)(i)*	Commitment Letter, dated March 31, 2022, executed by Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, Citizens Bank, National Association, Keybank National Association, Callodine Midco, Inc. and Callodine Merger Sub, Inc.

(c)(i)*	Opinion of PJT Partners, dated March 31, 2022 (included as Annex D to the Proxy Statement, and incorporated herein by reference).

(c)(ii)*	Preliminary Discussion Materials, dated December 31, 2021 of PJT Partners prepared for the Company Board (as defined in the Proxy Statement).

(c)(iii)*	Preliminary Discussion Materials, dated March 18, 2022 of PJT Partners prepared for the Company Board (as defined in the Proxy Statement).

(c)(iv)*	Preliminary Discussion Materials, dated March 31, 2022 of PJT Partners prepared for the Company Board (as defined in the Proxy Statement).

(d)(i)*	Agreement and Plan of Merger, dated March 31, 2022, by and among Manning & Napier, Inc., Manning & Napier Group, LLC, Callodine Midco, Inc., Callodine Merger Sub, Inc. and Callodine Merger Sub, LLC (included as Annex A to the Proxy Statement, and incorporated herein by reference).

(d)(ii)*	Support Agreement, dated March 31, 2022, by and between Callodine Midco, Inc. and Paul J. Battaglia (included as Annex B to the Proxy Statement, and incorporated herein by reference).

(d)(iii)*	Support Agreement, dated March 31, 2022, by and between Callodine Midco, Inc. and Christopher Briley (included as Annex B to the Proxy Statement, and incorporated herein by reference).

(d)(iv)*	Support Agreement, dated March 31, 2022, by and between Callodine Midco, Inc. and Nicole Kingsley Brunner (included as Annex B to the Proxy Statement, and incorporated herein by reference).

(d)(v)*	Support Agreement, dated March 31, 2022, by and between Callodine Midco, Inc. and Ebrahim Busheri (included as Annex B to the Proxy Statement, and incorporated herein by reference).

(d)(vi)*	Support Agreement, dated March 31, 2022, by and between Callodine Midco, Inc. and Stacey Green (included as Annex B to the Proxy Statement, and incorporated herein by reference).

(d)(vii)*	Support Agreement, dated March 31, 2022, by and between Callodine Midco, Inc. and Marc O. Mayer (included as Annex B to the Proxy Statement, and incorporated herein by reference).

(d)(viii)*	Support Agreement, dated March 31, 2022, by and between Callodine Midco, Inc. and Aaron McGreevy (included as Annex B to the Proxy Statement, and incorporated herein by reference).

Exhibit No.	Description

(d)(ix)*	Support Agreement, dated March 31, 2022, by and between Callodine Midco, Inc. and Scott Morabito (included as Annex B to the Proxy Statement, and incorporated herein by reference).

(d)(x)*	Support Agreement, dated March 31, 2022, by and between Callodine Midco, Inc. and Sarah C. Turner (included as Annex B to the Proxy Statement, and incorporated herein by reference).

(d)(xi)*	Rollover Agreement, dated March 31, 2022, by and between Callodine MN Holdings, Inc. and Marc O. Mayer (included as Annex C to the Proxy Statement, and incorporated herein by reference).

(d)(xii)*	Limited Guarantee, dated March 31, 2022, by and between Manning & Napier, Inc. and East Asset Management, LLC.

(d)(xiii)*	Equity Commitment Letter, dated March 31, 2022, by and between Callodine Midco, Inc. and East Asset Management, LLC.

(d)(xiv)*	Amended and Restated Employment Agreement, dated March 31, 2022, by and between Callodine Midco, Inc. and Marc Mayer.

(d)(xv)	Rollover Agreement, dated October 20, 2022, by and between Callodine MN Holdings, Inc. and Paul J. Battaglia, Jr.

(d)(xvi)	Rollover Agreement, dated October 20, 2022, by and between Callodine MN Holdings, Inc. and Christopher Briley

(d)(xvii)	Rollover Agreement, dated October 20, 2022, by and between Callodine MN Holdings, Inc. and Nicole Kingsley Brunner

(d)(xviii)	Rollover Agreement, dated October 20, 2022, by and between Callodine MN Holdings, Inc. and Stacey Green

(d)(xix)	Rollover Agreement, dated October 20, 2022, by and between Callodine MN Holdings, Inc. and Aaron McGreevy

(d)(xx)	Rollover Agreement, dated October 20, 2022, by and between Callodine MN Holdings, Inc. and Scott Morabito

(d)(xxi)	Rollover Agreement, dated October 20, 2022, by and between Callodine MN Holdings, Inc. and Sarah C. Turner

(e)	Not Applicable.

(f)*	Section 262 of the General Corporation Law of the State of Delaware (included as Annex F to the Proxy Statement, and incorporated herein by reference).

(g)	Not Applicable.

107*	Filing Fee Table

*	Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MANNING & NAPIER, INC.

By:	/s/ Sarah C. Turner
Name:	Sarah C. Turner
Title:	Corporate Secretary
Date:	October 21, 2022

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MANNING & NAPIER GROUP, LLC

By:	/s/ Sarah C. Turner
Name:	Sarah C. Turner
Title:	Corporate Secretary
Date:	October 21, 2022

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ James Morrow
James Morrow
Date:	October 21, 2022

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CALLODINE GROUP, LLC

By:	/s/ James Morrow
Name:	James Morrow
Title:	Chief Executive Officer
Date:	October 21, 2022

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CALLODINE AGGREGATOR, LLC

By:	/s/ James Morrow
Name:	James Morrow
Title:	Chief Executive Officer
Date:	October 21, 2022

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CALLODINE MN HOLDINGS, INC.

By:	/s/ James Morrow
Name:	James Morrow
Title:	Chief Executive Officer
Date:	October 21, 2022

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CALLODINE MIDCO, INC.

By:	/s/ James Morrow
Name:	James Morrow
Title:	Chief Executive Officer
Date:	October 21, 2022

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CALLODINE MERGER SUB, INC.

By:	/s/ James Morrow
Name:	James Morrow
Title:	Chief Executive Officer
Date:	October 21, 2022

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CALLODINE MERGER SUB, LLC

By:	/s/ James Morrow
Name:	James Morrow
Title:	Chief Executive Officer
Date:	October 21, 2022

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Marc Mayer
Marc Mayer
Date:	October 21, 2022